Exhibit 12

CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	2006	2007 (1)	2008 (1)	2009 (1)	2010 (1)

Net Income	$427	$395	$446	$372	$442
Equity in earnings of unconsolidated affiliates, net of distributions	(5)	(13)	(51)	(3)	13
Income taxes	59	193	277	176	263
Capitalized interest	(10)	(22)	(12)	(4)	(9)
	471	553	660	541	709

Fixed charges, as defined:

Interest	608	632	604	644	621
Capitalized interest	10	22	12	4	9
Interest component of rentals charged to operating expense	19	16	15	12	26
Total fixed charges	637	670	631	660	656

Earnings, as defined	$1,108	$1,223	$1,291	$1,201	$1,365

Ratio of earnings to fixed charges	1.74	1.83	2.05	1.82	2.08
________
(1)
Excluded from the computation of fixed charges for the years ended December 31, 2007, 2008, 2009 and 2010 is interest income of $4 million, interest expense of $9 million, interest income of $3 million and interest expense of $9 million, respectively, which is included in income tax expense.